

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 15, 2017

Mr. William T. Giles
Chief Financial Officer and Executive Vice President -
        Finance, Information Technology and ALLDATA
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

>   **Re: AutoZone, Inc.**
>   **Form 10-K for the Fiscal Year Ended August 27, 2016**
>   **Filed October 24, 2016**
>   **File No. 1-10714**

Dear Mr. Giles:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Jennifer Thompson
>
>   Jennifer Thompson
>   Accounting Branch Chief
>   Officer of Consumer Products